Exhibit 99.47

F3 Commences 2025 Drill Program at PLN

Kelowna, British Columbia--(Newsfile Corp. - February 3, 2025) - F3 Uranium Corp (TSV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce that it has started drilling as part of the $6 million 2025 winter exploration program on the PLN Project, with the initial focus of JR Zone expansion drilling on the PLN Property on an area where drillhole PLN24-176 returned 7.5m of 30.9% U3O8 including 4.5m of 50.1%U3O8 (see NR December 3, 2024). Initially, exploration drilling for a new zone of mineralization will begin on the continuation of the A1 structure around PLN24-152 - an exploration hole with the best geochemistry to date - where a 7m mineralized interval assayed up to 0.051% U3O8 (see NR July 30, 2024), approximately 2,800m south of the JR Zone.

Sam Hartmann, Vice President Exploration, commented:

“We are excited to get back to work and continue drill exploration at the PLN property; this will consist of JR Zone drilling in high reward areas where we stand to add value, starting with the exceptional high grade cored in PLN24-176. Exploration drilling will start by following up on high priority areas defined during the 2024 program based on radioactivity and geochemistry results. Due to our unique methodology of drilling by pre-casing drill holes with a sonic rig and the diamond drill following, the drilling sequence will be variable and go back-and forth between zone drilling and exploration. Meanwhile we are still waiting for assay results from 25 drill holes from the 2024 season including both JR Zone and exploration holes and will release those as they come available. These results will also be used for the planning of further exploration drilling.”

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Property:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property. All three properties comprising the PLN Project are accessed by Provincial Highway 955; the new JR Zone uranium discovery on the PLN property is located 23km northwest of Paladin’s Triple R deposit.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Triple R and Arrow and poised to become the next major area of high grade uranium operations in the world.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

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